January 4, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission

Attention: Jessica Plowgian

Mail Stop 3720

100 F Street N.E.

Washington, DC 20549

Re:	Atlas Acquisition Holdings Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
File No. 001-33927

Ladies and Gentlemen:

We express our appreciation for your prompt review of the preliminary proxy statement (the “Proxy Statement”). On behalf of the Company, we are responding to comments on the Proxy Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 31, 2009. In conjunction with these responses, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amendment”) via the Commission’s EDGAR system.

The Company is delivering four marked courtesy copies of the Amendment by courier to you today.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

General

1.	Staff Comment: Please tell us the basis for your belief that an extension of the date by which the trust account must be liquidated to February 16, 2010 will give you sufficient time to complete your proxy statement for the merger transaction and solicit proxies from your stockholders. We note that your preliminary proxy statement filed on December 11, 2009 requires stockholders who seek to exercise their conversion rights to deliver their shares to your transfer agent prior to the special meeting of stockholders. Please revise your disclosure to indicate the potential impact a short time period between the date you mail your definitive merger proxy and the date of the special meeting may have on your stockholders’ ability to exercise their conversion rights.

Company Response: Supplementally, please be advised that the Company believes that an extension of the date by which the trust account must be liquidated to February 16, 2010 will give it sufficient time to complete the proxy statement for the proposed merger transaction and to solicit proxies from its stockholders because of the following current expected timeline:

•	The Company currently expects to hold the special meeting of its stockholders to consider the proposed merger with Select Staffing and related proposals on Friday, February 12, 2010.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 4, 2010

•	Accordingly, the Company expects to finalize and mail the definitive proxy statement for that meeting by Friday, January 22, 2010.

•

The Company believes that, with the continued cooperation of the Staff, the Company will be able to respond to and resolve all Staff comments on the merger proxy statement by January 22 — counsel for the Company and Select Staffing (Greenberg Traurig and Skadden Arps) are very familiar with the precedent for SPAC business combinations and historical Staff comments, and believe the Company’s initial preliminary proxy statement filed on December 11, 2009 complies in all material respects with applicable rules and regulations of the Commission. Moreover, the financial statements for companies such as Select Staffing that are engaged in the temporary staffing industry do not present special issues with respect to financial reporting such as those that arise in certain other industries, which should expedite finalizing the definitive proxy statement.

Pursuant to your request, the Company has revised the disclosure in the Proxy Statement to indicate the potential impact a short time period may have on the ability of the Company’s stockholders to exercise their conversion rights.

2.	Staff Comment: We note the statements throughout your preliminary proxy statement that the proposal to amend your charter, if approved, will also be deemed to be an authorization for you to amend the trust agreement. Please clarify whether a stockholder vote is required to amend the trust agreement (in addition to the vote to amend your charter).

Company Response: Pursuant to your request, the Company has revised the disclosure throughout the Proxy Statement to clarify that a stockholder vote is required to amend the trust agreement and has included an additional proposal in the Amendment to amend the trust agreement.

3.	Staff Comment: We note that Section 6(c) of your Investment Management Trust Agreement, filed as exhibit 10.1 to your Form S-1, indicates that Lazard Capital Markets LLC and Morgan Stanley & Co. Incorporated must provide prior written consent to any modification of the trust agreement. Revise to indicate whether each of these parties has consented to the modification and state any interests they may have in such modification.

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to indicate that each of Lazard Capital Markets LLC and Morgan Stanley & Co. Incorporated has provided its prior written consent to modification of the trust agreement. The Company has also revised the Proxy Statement to better highlight the interests that those parties may have in the amendment to the trust agreement.

4.	Staff Comment: Please tell us, with a view to disclosure, whether you intend to modify the expiration date of the warrants. If you do not intend to modify your warrants, disclose whether warrantholders could assert that the expiration date should be extended (if the Extension Amendment is approved), which could lead to claims or potential liability.

Company Response: Supplementally, please be advised that the warrants expire on January 23, 2012. Accordingly, the Company does not intend to modify the expiration date of the warrants. The Company does not believe that the warrant expiration date is material to a stockholder’s vote with respect to the proposed extension of its corporate existence to February 16, 2010 and therefore has not included any disclosure with respect to the warrant expiration date.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 4, 2010

Notice of Special Meeting of Stockholders / Letter to Stockholders

5.	Staff Comment: We note your statement that your IPO prospectus “did not suggest” that the provision in your charter prohibiting amendments to extend the January 23, 2010 termination date, were subject to change. We further note that your IPO prospectus indicates that specific provisions in your charter, including the provisions setting forth that your corporate existence would automatically terminate if you did not consummate a business combination by January 23, 2010, (1) would not be amended without the affirmative vote of 95% of the outstanding shares of your common stock, and (2) that you viewed these provisions as obligations to your stockholders and would not take any action to amend or waive these provisions. Please revise your disclosure in this section to address the legal claims your stockholders may have as a result of the Extension Proposal conflicting with disclosure in your IPO prospectus.

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to address the potential rescission and damage claims that the Company’s stockholders may have as a result of the Extension Proposal conflicting with disclosure in the Company’s IPO prospectus.

Questions and Answers About the Special Meeting, page 1

6.	Staff Comment: Please revise your disclosure to include questions addressing each of the following:

•	Whether the company will seek any further extensions to liquidate the trust account;

•	Whether stockholders have any appraisal rights;

•	What impact, if any, a stockholder’s vote on these proposals will have on such stockholder’s conversion rights with respect to the merger transaction; and

•	Who is paying the expenses associated with the proxy solicitation as well as any additional expenses incurred during the extended period in which the parties will prepare for the merger transaction.

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to include each of the above-mentioned questions and relevant responses.

“Q: How will Atlas’ directors and officers vote,” page 2

7.	Staff Comment: We note your disclosure that your founders intend to vote their initial shares in favor of the Extension Proposal and the Adjournment Proposal. Please revise your disclosure to indicate the number and percentage of outstanding shares the initial shares represent. Please further disclose how the founders intend to vote any shares they purchased in or subsequent to your initial public offering. Disclose the number and percentage of shares held by the founders that do not consist of initial shares.

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to indicate the number and percentage of outstanding shares the initial shares represent, as well as to indicate that the founders do not hold any shares purchased in or subsequent to the Company’s initial public offering.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 4, 2010

“Q: What is being voted on,” page 2

8.	Staff Comment: We note that you are soliciting proxies to approve the Extension Proposal and Adjournment Proposal, and not your transaction with Select Staffing. Therefore, please revise your questions and answers section so that this is the first question.

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to make the indicated question the first question in the section entitled “Questions and Answers About the Special Meeting.”

“Q: What happens if I vote against the Extension Proposal,” page 2

9.	Staff Comment: Please expand your disclosure in this section to address what will happen upon a liquidation of the trust account. For example, your disclosure should indicate the timing of the liquidation, the treatment of your warrants and the costs of liquidation.

Company Response: Pursuant to your request, the Company has expanded the disclosure in the Proxy Statement to address what will happen upon liquidation of the trust account, including the timing of liquidation, treatment of warrants and costs of liquidation.

Summary of the Proxy Statement, page 5

10.	Staff Comment: Please revise your summary so that the proposals for which the proxy is being solicited are discussed first, and the proposed merger and other background information are provided after the description of the proposals.

Company Response: Pursuant to your request, the Company has revised the summary so that the proposals for which the proxy is being solicited are discussed first, and the proposed merger and other background information are provided after the description of the proposals.

Structure of the Merger, page 6

11.	Staff Comment: We note your disclosure here and on page seven that if the Extension Proposal is not approved, the merger will not be presented to your stockholders and you will liquidate your trust account. However, on page two you indicate that if the Extension Proposal is not approved, you will liquidate your trust account only if an alternative business combination is not approved by January 23, 2010. Please reconcile these statements.

Company Response: Pursuant to your request, the Company has revised its response to the question “What happens if I vote against the Extension Proposal?” to make clear that the proposed merger will not be presented if the Extension Proposal is not approved, to eliminate the prior reference to a possible alternative business combination, and to otherwise be consistent with other proxy statement disclosures.

Reasons for the Merger, page 7

12.	Staff Comment: Please revise your disclosure to address management’s consideration of the 80% test as discussed in your IPO prospectus.

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to address management’s consideration of the 80% test.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 4, 2010

Rescission Rights, page 8

13.	Staff Comment: Please revise your disclosure in this section to explain in more detail how this proposal would generate rescission rights and why management, despite the risks associated with rescission rights, believes these proposals are in the best interest of the Company. For example, your disclosure should address the opinion you have received from special counsel and indicate whether the exercise of rescission rights would have any impact on the trust account.

Company Response: Pursuant to your request, the Company has expanded the disclosure in the Proxy Statement with respect to potential rescission rights. The expanded disclosure specifically addresses the potential impact on the Company’s trust account, and also states that, although the Company obtained an opinion with respect to the validity of the charter amendment, no opinion was obtained regarding potential legal claims associated with the charter amendment.

Certain Interests of Related Parties in the Extension Proposal, page 8

14.	Staff Comment: Please revise your disclosure to indicate the material interests your directors and officers have in the Extension Proposal and merger that are different from or in addition to the stockholders’ interests.

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to indicate the material interests that the Company’s directors and officers have in the Extension Proposal and the proposed merger that are different from or in addition to the interests of the stockholders of the Company.

The Special Meeting, page 10

15.	Staff Comment: Please tell us, with a view to disclosure, whether your management or any affiliates of the Company intend to buy shares of common stock in the open market and/or through negotiated private purchases to vote such shares in favor of these proposals.

Company Response: Pursuant to your request, the Company has revised its disclosures with respect to the special meeting to include a new subsection entitled “Actions that May Be Taken to Secure Approval of Our Stockholders,” and specifically states that management and affiliates have no current intention to take such actions in connection with the stockholder votes on the extension of the Company’s corporate existence and related amendment to the trust agreement.

Proxy Solicitation Costs, page 12

16.	Staff Comment: We note your statement that you are bearing the costs of the solicitation costs. Please revise your disclosure to clarify what funds the Company is using to complete this solicitation and indicate the impact such expenses may have on the amount of working capital available to the Company after completion of the merger transaction (to the extent such transaction is approved).

Company Response: Pursuant to your request, the Company has revised the Proxy Statement to clarify the funds that the Company is using to complete the solicitation and to indicate the impact such expenses may have on the amount of working capital available to the Company after completion of the proposed merger transaction.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 4, 2010

17.	SEC Comment: We note that you may also solicit stockholders by telephone or other electronic means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

Company Response: Pursuant to your request, the Company confirms that it understands the requirements to file all soliciting materials, including any scripts used in soliciting proxies over the telephone, under the cover of Schedule 14A pursuant to Exchange Act Rule 14a-6(b) and (c).

Rescission Rights, page 19

18.	SEC Comment: Tell us why your disclosure suggests that only stockholders at the time of the merger and who have not exercised their conversion rights would have potential securities law claims.

Company Response: Pursuant to your comment, the Company has revised the Proxy Statement to clarify that all stockholders who purchased stock in the Company’s initial public offering have potential rescission and damages claims.

* * * * *

Please note that the Company has included certain changes to the Amendment other than those in response to the Staff’s comments, which are reflected in the marked courtesy copies.

In connection with this response to the Staff’s comments, on behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney
For the Firm

BHB:ksl

cc:	James N. Hauslein

Gaurav V. Burman